UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          USI HOLDINGS CORPORATION
    -------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
    -------------------------------------------------------------------
                       (Title of Class of Securities)

                                 90333H101
         ---------------------------------------------------------
                               (CUSIP Number)

                             STEVEN B. KLINSKY
                         NEW MOUNTAIN VANTAGE, L.P.
                       787 SEVENTH AVENUE, 49TH FLOOR
                             NEW YORK, NY 10019
                               (212) 720-0300

                                 Copies to:

                             STUART H. GELFOND
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NY 10004-1980
                               (212) 859-8000

         ---------------------------------------------------------
               (Name, Address and Telephone Number of Person
                                 Authorized
                   to Receive Notices and Communications)

                                MAY 11, 2006
         ---------------------------------------------------------
                (Date of Event Which Requires Filing of This
                                 Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

  CUSIP NO. 90333H101                                       Page 2 of 14 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NEW MOUNTAIN VANTAGE GP, L.L.C.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [  ]
                                                                      (b) [  ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS
                  AF

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

             7   SOLE VOTING POWER
                 0
 NUMBER OF
             8   SHARED VOTING POWER
  SHARES         1,615,600

BENEFICIALLY
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0

   EACH
             10  SHARED DISPOSITIVE POWER
 REPORTING       1,615,600

PERSON WITH

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,615,600

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [  ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.8%

    14      TYPE OF REPORTING PERSON
            OO

                                SCHEDULE 13D

  CUSIP NO. 90333H101                                       Page 3 of 14 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NEW MOUNTAIN VANTAGE, L.P.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [  ]
                                                                      (b) [  ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS
                  WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

             7   SOLE VOTING POWER
                 0
 NUMBER OF
             8   SHARED VOTING POWER
  SHARES         784,200

BENEFICIALLY
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0

   EACH
             10  SHARED DISPOSITIVE POWER
 REPORTING       784,200

PERSON WITH

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            784,200

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [  ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.4%

    14      TYPE OF REPORTING PERSON
            PN

                                SCHEDULE 13D

  CUSIP NO. 90333H101                                       Page 4 of 14 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [  ]
                                                                      (b) [  ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS
                  WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

             7   SOLE VOTING POWER
                 0
 NUMBER OF
             8   SHARED VOTING POWER
  SHARES         831,400

BENEFICIALLY
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0

   EACH
             10  SHARED DISPOSITIVE POWER
 REPORTING       831,400

PERSON WITH

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            831,400

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [  ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.4%

    14      TYPE OF REPORTING PERSON
            PN

                                SCHEDULE 13D

  CUSIP NO. 90333H101                                       Page 5 of 14 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [  ]
                                                                      (b) [  ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS
                  AF

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

             7   SOLE VOTING POWER
                 0
 NUMBER OF
             8   SHARED VOTING POWER
  SHARES         3,200,200

BENEFICIALLY
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0

   EACH
             10  SHARED DISPOSITIVE POWER
 REPORTING       3,200,200

PERSON WITH

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,200,200

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [  ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.5%

    14      TYPE OF REPORTING PERSON
            OO

                                SCHEDULE 13D

  CUSIP NO. 90333H101                                       Page 6 of 14 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NEW MOUNTAIN VANTAGE (CAYMAN) LTD.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [  ]
                                                                      (b) [  ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS
                  WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS

             7   SOLE VOTING POWER
                 0
 NUMBER OF
             8   SHARED VOTING POWER
  SHARES         1,584,600

BENEFICIALLY
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0

   EACH
             10  SHARED DISPOSITIVE POWER
 REPORTING       1,584,600

PERSON WITH

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,584,600

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [  ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.7%

    14      TYPE OF REPORTING PERSON
            CO

                                SCHEDULE 13D

  CUSIP NO. 90333H101                                       Page 7 of 14 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NEW MOUNTAIN VANTAGE HOLDCO LTD.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [  ]
                                                                      (b) [  ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS
                  WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS

             7   SOLE VOTING POWER
                 0
 NUMBER OF
             8   SHARED VOTING POWER
  SHARES         1,584,600

BENEFICIALLY
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0

   EACH
             10  SHARED DISPOSITIVE POWER
 REPORTING       1,584,600

PERSON WITH

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,584,600

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [  ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.7%

    14      TYPE OF REPORTING PERSON
            CO

                                SCHEDULE 13D

  CUSIP NO. 90333H101                                       Page 8 of 14 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) STEVEN B. KLINSKY

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [  ]
                                                                      (b) [  ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS
                  AF, PF

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA

             7   SOLE VOTING POWER
                 0
 NUMBER OF
             8   SHARED VOTING POWER
  SHARES         3,200,200

BENEFICIALLY
             9   SOLE DISPOSITIVE POWER
 OWNED BY        0

   EACH
             10  SHARED DISPOSITIVE POWER
 REPORTING       3,200,200

PERSON WITH

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,200,200

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [  ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.5%

    14      TYPE OF REPORTING PERSON
            IN

ITEM 1.    SECURITY AND ISSUER

     This statement on Schedule 13D ("Statement") relates to the common stock, par value $.01 per share ("Common Stock"), of USI Holdings
Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 555 Pleasantville Road, Suite 160 South, Briarcliff Manor, New York 10510.

ITEM 2.    IDENTITY AND BACKGROUND

     (A) - (C) AND (F). This Statement is filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company ("Vantage GP"), New Mountain Vantage, L.P., a Delaware limited partnership ("NMV"), New Mountain Vantage (California), L.P., a Delaware limited partnership ("NMVC"), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company ("NMV Advisers"), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company ("NMV Offshore"), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company ("NMV Offshore HoldCo", NMV Offshore HoldCo, together with NMV and NMVC, the "Purchasers"), and Steven B. Klinsky (collectively, the "Reporting Persons").(1)


----------------------------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.


     Vantage GP is the general partner of NMV and NMVC, and is principally engaged in the business of serving as NMV's and NMVC's general partner. NMV Offshore is the sole member of NMV Offshore HoldCo and NMV Offshore HoldCo was formed to hold securities on behalf of NMV Offshore. NMV Advisers serves as the investment advisor and manager of each of NMV, NMVC and NMV Offshore and is principally engaged in the business of managing NMV, NMVC and NMV Offshore.

     Each of NMV, NMVC and NMV Offshore was formed to seek long-term capital appreciation primarily through investments in publicly traded equity securities of companies whose equity securities are listed primarily on a U.S. securities exchange.

     Steven B. Klinsky is the sole managing member of Vantage GP and the sole member of NMV Advisers. Mr. Klinsky is engaged principally in the business of serving as the sole managing member of Vantage GP and the sole member of NMV Advisers and as the Chief Executive Officer and managing member of New Mountain Capital, LLC, a Delaware limited liability company which is principally engaged in managing private equity funds. Mr. Klinsky is a citizen of the United States of America.

     The principal business address of each of the Reporting Persons (other than NMV Offshore and NMV Offshore HoldCo) is 787 Seventh Avenue, 49th Floor, New York, NY 10019. The principal business address of each of NMV Offshore and NMV Offshore HoldCo is c/o Walkers SPV Limited, PO Box 908GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

     The Reporting Persons have entered into a joint filing agreement, dated as of May 19, 2006, a copy of which is attached to this Statement as
Exhibit 99.1.

     (D) - (E). None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the 3,200,200 shares of Common
Stock owned by the Purchasers is $48,980,308.23, including brokerage commissions. The shares of Common Stock owned by Purchasers were acquired with working capital.

ITEM 4.    PURPOSE OF TRANSACTION

     The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons' belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

     Except as set forth in this Statement, the Reporting Persons have no present plans or proposals that relate to or would result in any transaction, event or action described in paragraphs (a) through (j) of
Item 4 of the form of Schedule 13D promulgated under the Act. Each of the Reporting Persons is engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. From time to time, one or more of the Reporting Persons may hold discussions with third parties, the management of such companies or the board of directors of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing stockholder value.

     Each of the Reporting Persons reserves the right, in light of its continuing analysis and discussions as described above and its ongoing evaluation of the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Issuer or may sell or transfer shares of Common Stock or other securities of the Issuer in public or private transactions, may distribute Common Stock or other securities of the Issuer in-kind to their partners or member, as applicable, may seek board representation, may make proposals concerning changes to the operations, management or capital structure of the Issuer, may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Stock or other securities, and/or may take any other action that might result in any transaction, event or action described in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the transactions by the Securities Act or other applicable law.

     Except as described in this Statement and except for arrangements between and among the Reporting Persons, none of the Reporting Persons has any contracts, agreements, arrangements, understandings or relationships with any other person or entity for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     (A). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 57,842,938 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 1, 2006 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the Securities and Exchange Commission on May 9, 2006.

     As of the close of business on May 18, 2006, Mr. Klinsky and NMV Advisers may be deemed to beneficially own an aggregate of 3,200,200 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC and NMV Offshore representing, in the aggregate, approximately 5.5% of the issued and outstanding shares of Common Stock. Mr. Klinsky and NMV Advisers disclaim beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC and NMV Offshore, to the extent that partnership interests in NMV, NMVC and NMV Offshore are held by persons other than Mr. Klinsky.

     As of the close of business on May 18, 2006, Vantage GP may be deemed to beneficially own an aggregate of 1,615,600 shares of Common Stock that may be deemed to be beneficially owned by NMV and NMVC representing, in the aggregate, approximately 2.8% of the issued and outstanding shares of Common Stock. Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV and NMVC to the extent that partnership interests in NMV and NMVC are held by persons other than Vantage GP.

     As of the close of business on May 18, 2006, NMV Offshore may be deemed to beneficially own an aggregate of 1,584,600 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 2.7% of the issued and outstanding shares of Common Stock.

     As of the close of business on May 18, 2006, (i) NMV may be deemed to beneficially own an aggregate of 784,200 shares of Common Stock, representing approximately 1.4% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 831,400 shares of Common Stock, representing approximately 1.4% of the issued and outstanding shares of Common Stock and (iii) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 1,584,600 shares of Common Stock, representing approximately 2.7% of the issued and outstanding shares of Common Stock.

     (B). Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.

     (C). Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

     (D). No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

     (E). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

99.1  Joint Filing Agreement, dated May 19, 2006.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 19, 2006

                                 NEW MOUNTAIN VANTAGE GP, L.L.C.

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                    Steven B. Klinsky
                                    Managing Member


                                 NEW MOUNTAIN VANTAGE, L.P.

                                 By:New Mountain Vantage GP,
                                    L.L.C.,
                                    its general partner

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                    Steven B. Klinsky
                                    Managing Member


                                 NEW MOUNTAIN VANTAGE
                                    (CALIFORNIA), L.P.

                                 By:New Mountain Vantage GP,
                                    L.L.C.,
                                    its general partner

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                    Steven B. Klinsky
                                    Managing Member


                                 NEW MOUNTAIN VANTAGE ADVISERS,
                                    L.L.C.

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                    Steven B. Klinsky
                                    Managing Member


                                 NEW MOUNTAIN VANTAGE (CAYMAN) LTD.

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                    Steven B. Klinsky
                                    Director


                                 NEW MOUNTAIN VANTAGE HOLDCO LTD.

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                    Steven B. Klinsky
                                    Director


                                   /s/ Steven B. Klinsky
                                 --------------------------
                                   Steven B. Klinsky

                                 SCHEDULE A
           TRANSACTIONS IN THE PAST SIXTY DAYS BY THE PURCHASERS


                                    NMV

------------------ ------------------------- ------------------------------
      Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
        3/21/2006       12,200                      15.19
------------------ ------------------------- ------------------------------
        3/22/2006       38,100                      15.53
------------------ ------------------------- ------------------------------
        3/23/2006       21,700                      15.31
------------------ ------------------------- ------------------------------
        3/24/2006        5,300                      15.28
------------------ ------------------------- ------------------------------
        3/27/2006       14,200                      15.28
------------------ ------------------------- ------------------------------
        3/28/2006       16,900                      15.52
------------------ ------------------------- ------------------------------
        3/28/2006       20,700                      15.53
------------------ ------------------------- ------------------------------
        3/29/2006       15,900                      15.81
------------------ ------------------------- ------------------------------
         4/4/2006       26,000                      15.97
------------------ ------------------------- ------------------------------
         4/5/2006       24,100                      15.89
------------------ ------------------------- ------------------------------
         4/6/2006        6,000                      15.90
------------------ ------------------------- ------------------------------
         4/7/2006        9,400                      15.89
------------------ ------------------------- ------------------------------
        4/10/2006       38,900                      15.74
------------------ ------------------------- ------------------------------
        4/10/2006       54,400                      15.76
------------------ ------------------------- ------------------------------
        4/11/2006       19,600                      15.57
------------------ ------------------------- ------------------------------
        4/12/2006       18,000                      15.30
------------------ ------------------------- ------------------------------
        4/17/2006       18,100                      15.30
------------------ ------------------------- ------------------------------
        4/18/2006       12,000                      15.57
------------------ ------------------------- ------------------------------
        4/24/2006       20,500                      15.09
------------------ ------------------------- ------------------------------
        4/25/2006       42,000                      15.01
------------------ ------------------------- ------------------------------
        4/26/2006       47,500                      15.01
------------------ ------------------------- ------------------------------
        4/27/2006       16,600                      15.11
------------------ ------------------------- ------------------------------
        4/28/2006       13,400                      14.95
------------------ ------------------------- ------------------------------
         5/1/2006       10,400                      15.29
------------------ ------------------------- ------------------------------
         5/2/2006        4,800                      15.30
------------------ ------------------------- ------------------------------
         5/3/2006        6,000                      15.32
------------------ ------------------------- ------------------------------
         5/4/2006       19,100                      15.31
------------------ ------------------------- ------------------------------
         5/5/2006       18,700                      15.46
------------------ ------------------------- ------------------------------
         5/8/2006       65,700                      15.56
------------------ ------------------------- ------------------------------
         5/9/2006       34,500                      14.87
------------------ ------------------------- ------------------------------
        5/10/2006       12,900                      15.06
------------------ ------------------------- ------------------------------
        5/11/2006       28,900                      14.76
------------------ ------------------------- ------------------------------
        5/12/2006       19,900                      14.51
------------------ ------------------------- ------------------------------
        5/15/2006       37,200                      14.50
------------------ ------------------------- ------------------------------
        5/16/2006       14,600                      14.41
------------------ ------------------------- ------------------------------


                                    NMVC

------------------ ------------------------- ------------------------------
      Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
        3/21/2006        15,600                     15.19
------------------ ------------------------- ------------------------------
        3/22/2006        48,600                     15.53
------------------ ------------------------- ------------------------------
        3/23/2006        27,700                     15.31
------------------ ------------------------- ------------------------------
        3/24/2006         6,800                     15.28
------------------ ------------------------- ------------------------------
        3/27/2006        18,100                     15.28
------------------ ------------------------- ------------------------------
        3/28/2006        21,500                     15.52
------------------ ------------------------- ------------------------------
        3/28/2006        26,400                     15.53
------------------ ------------------------- ------------------------------
        3/29/2006        20,300                     15.81
------------------ ------------------------- ------------------------------
         4/5/2006        26,100                     15.89
------------------ ------------------------- ------------------------------
         4/6/2006         6,500                     15.90
------------------ ------------------------- ------------------------------
         4/7/2006        10,200                     15.89
------------------ ------------------------- ------------------------------
        4/10/2006        42,000                     15.74
------------------ ------------------------- ------------------------------
        4/10/2006        59,000                     15.76
------------------ ------------------------- ------------------------------
        4/11/2006        21,200                     15.57
------------------ ------------------------- ------------------------------
        4/12/2006        19,600                     15.30
------------------ ------------------------- ------------------------------
        4/17/2006        19,600                     15.30
------------------ ------------------------- ------------------------------
        4/18/2006        13,000                     15.57
------------------ ------------------------- ------------------------------
        4/24/2006        22,400                     15.09
------------------ ------------------------- ------------------------------
        4/25/2006        45,900                     15.01
------------------ ------------------------- ------------------------------
        4/26/2006        51,700                     15.01
------------------ ------------------------- ------------------------------
        4/27/2006        18,100                     15.11
------------------ ------------------------- ------------------------------
        4/28/2006        14,600                     14.95
------------------ ------------------------- ------------------------------
         5/1/2006        11,200                     15.29
------------------ ------------------------- ------------------------------
         5/2/2006         5,200                     15.30
------------------ ------------------------- ------------------------------
         5/3/2006         6,500                     15.32
------------------ ------------------------- ------------------------------
         5/4/2006        20,800                     15.31
------------------ ------------------------- ------------------------------
         5/5/2006        20,300                     15.46
------------------ ------------------------- ------------------------------
         5/8/2006        71,400                     15.56
------------------ ------------------------- ------------------------------
         5/9/2006        32,900                     14.87
------------------ ------------------------- ------------------------------
        5/10/2006        12,300                     15.06
------------------ ------------------------- ------------------------------
        5/11/2006        27,500                     14.76
------------------ ------------------------- ------------------------------
        5/12/2006        19,000                     14.51
------------------ ------------------------- ------------------------------
        5/15/2006        35,500                     14.50
------------------ ------------------------- ------------------------------
        5/16/2006        13,900                     14.41
------------------ ------------------------- ------------------------------


                            NMV Offshore HoldCo

------------------ ------------------------- ------------------------------
      Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
        3/21/2006        29,700                     15.19
------------------ ------------------------- ------------------------------
        3/22/2006        92,900                     15.53
------------------ ------------------------- ------------------------------
        3/23/2006        52,950                     15.31
------------------ ------------------------- ------------------------------
        3/24/2006        12,900                     15.28
------------------ ------------------------- ------------------------------
        3/27/2006        34,750                     15.28
------------------ ------------------------- ------------------------------
        3/28/2006        41,200                     15.52
------------------ ------------------------- ------------------------------
        3/28/2006        50,500                     15.53
------------------ ------------------------- ------------------------------
        3/29/2006        38,800                     15.81
------------------ ------------------------- ------------------------------
         4/5/2006        49,800                     15.89
------------------ ------------------------- ------------------------------
         4/6/2006        12,500                     15.90
------------------ ------------------------- ------------------------------
         4/7/2006        19,300                     15.89
------------------ ------------------------- ------------------------------
        4/10/2006        80,200                     15.74
------------------ ------------------------- ------------------------------
        4/10/2006       112,600                     15.76
------------------ ------------------------- ------------------------------
        4/11/2006        40,500                     15.57
------------------ ------------------------- ------------------------------
        4/12/2006        37,400                     15.30
------------------ ------------------------- ------------------------------
        4/17/2006        37,300                     15.30
------------------ ------------------------- ------------------------------
        4/18/2006        25,000                     15.57
------------------ ------------------------- ------------------------------
        4/24/2006        42,400                     15.09
------------------ ------------------------- ------------------------------
        4/25/2006        87,100                     15.01
------------------ ------------------------- ------------------------------
        4/26/2006        98,400                     15.01
------------------ ------------------------- ------------------------------
        4/27/2006        34,500                     15.11
------------------ ------------------------- ------------------------------
        4/28/2006        27,800                     14.95
------------------ ------------------------- ------------------------------
         5/1/2006        21,400                     15.29
------------------ ------------------------- ------------------------------
         5/2/2006        10,000                     15.30
------------------ ------------------------- ------------------------------
         5/3/2006        12,500                     15.32
------------------ ------------------------- ------------------------------
         5/4/2006        39,600                     15.31
------------------ ------------------------- ------------------------------
         5/5/2006        38,600                     15.46
------------------ ------------------------- ------------------------------
         5/8/2006       135,800                     15.56
------------------ ------------------------- ------------------------------
         5/9/2006        62,600                     14.87
------------------ ------------------------- ------------------------------
        5/10/2006        23,500                     15.06
------------------ ------------------------- ------------------------------
        5/11/2006        52,200                     14.76
------------------ ------------------------- ------------------------------
        5/12/2006        36,100                     14.51
------------------ ------------------------- ------------------------------
        5/15/2006        67,300                     14.50
------------------ ------------------------- ------------------------------
        5/16/2006        26,500                     14.41
------------------ ------------------------- ------------------------------